                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                   For the fiscal year ended December 31, 2000


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

Financial Statements and Consent of Independent Accountants

       (a)    Financial Statements

       The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

       (b)    Consent of Independent Accountants

                         HARSCO CORPORATION SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                             FORM 11-K ANNUAL REPORT

                                                                        Form 11-K
                                                                          Pages

Report of Independent Accountants                                            4

Financial Statements:
     Statements of Net Assets Available for Benefits -
       December 31, 2000 and December 31, 1999                               5

     Statement of Changes in Net Assets Available for Benefits -
       For the year ended  December 31, 2000                                 6

     Notes to Financial Statements                                         7-13

Supplemental Schedules:
     Assets Held for Investment Purposes as of December 31, 2000 - 4(i)*    14
     Reportable Transactions for the year ended December 31, 2000 - 4(j)*   15

*    Refers to item numbers in Form 5500 (Annual Return/Report of Employee
     Benefit Plan) for the plan year ended December 31, 2000.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Plan Administrative Committee of the Harsco Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

June 20, 2001

                        HARSCO CORPORATION SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                     December 31, 2000 and December 31, 1999

                  Assets             December 31       December 31
                                         2000             1999
                                     -----------       -----------
Investments, at fair value:

     Participant directed              $159,247          $182,241

     Non-participant directed            25,888            31,091
                                       --------          --------

       Total investments                185,135           213,332
                                       --------          --------

Contributions Receivable:

     Employer's                              86                48

     Participants'                          374               215
                                       --------          --------

       Total receivables                    460               263
                                       --------          --------

   Net assets available for benefits   $185,595          $213,595
                                       ========          ========



The accompanying notes are in integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                      For the Year Ended December 31, 2000


Additions (reductions) to net assets attributed to:

Investment income (loss)

     Net depreciation in the fair value of investments   $ (40,264)

     Dividends                                              10,338

     Interest - collective investment fund                     774

     Interest - participant loans                              797
                                                         ---------
                                                           (28,355)

Contributions:

     Employer's                                              4,341

     Participants'                                          15,520
                                                         ---------

       Total additions (reductions)                         (8,494)


Deductions:

     Withdrawals                                           (19,506)
                                                         ---------


     Net increase/(decrease)                               (28,000)

Net assets available for benefits:

     December 31, 1999                                     213,595
                                                         ---------

     December 31, 2000                                   $ 185,595
                                                         =========


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1.     General Description of Plan:

       The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

       All employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed ("Eligible Employees"). Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

       To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 10% of his or her compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which was $10,500 and $10,000 for the year ended December 31, 2000 and 1999, respectively. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching Accounts is based on years of vesting service. A participant is 100% vested after five years of credited service.

       The Company pays all administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Participant directed investment fund change fees and Plan record keeping fees are paid by the Company. Loan setup fees are paid by the participant.

       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the Trustee's prime rate plus one percent, ranged from 7.25% to 10.5% at December 31, 2000. Principal and interest is paid ratably through payroll deductions.

       On termination of service due to death, disability, or retirement, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting:

       The financial statements of the Plan are prepared under the accrual basis of accounting.

       Investment Valuation:

       The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Vanguard Index Trust 500 Portfolio, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam Asset Allocation Growth - Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Conservative Portfolio, Putnam International Growth Fund, and Putnam Money Market Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Other:

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Both participant and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.     Investment Options:

       The Plan, comprised of participant and Company contributions, contains the following investment options:

       (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participant directed contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

       (2) Vanguard Index Trust 500 Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

       (3) Putnam Fund for Growth and Income - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

       (4) Putnam Income Fund - (consisting of investments purchased with participant directed contributions): a fund consisting principally of investments in bonds and other debt securities. Bonds include both corporate and government bonds.

       (5) Putnam Voyager Fund - (consisting of investments purchased with participant directed contributions): a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

       (6) Putnam New Opportunities Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of investments in common stock of companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

       (7) Putnam Asset Allocation : Growth Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 55 - 85% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 15 - 45% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

       (8) Putnam Asset Allocation - Balanced Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 45 - 75% investments in stocks and 25 - 55% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

       (9) Putnam Asset Allocation : Conservative Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 0 - 30% investments in stocks and 70 - 100% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

       (10) Putnam International Growth Fund - (consisting of investments purchased with participant directed contributions): a growth oriented fund consisting of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

       (11) Putnam Money Market Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

       The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       There were 6,513 participants at December 31, 2000 who participated in one or more of the eleven investment funds. At December 31, 2000 the number of participants selecting each of the investment funds for their contributions was as follows:

           Harsco Corporation Common Stock Fund ...........   6,268
           Vanguard Index Trust 500 Portfolio .............   3,428
           Putnam Fund for Growth and Income ..............   1,198
           Putnam Income Fund .............................     666
           Putnam Voyager Fund ............................   2,900
           Putnam New Opportunities Fund ..................   2,731
           Putnam Asset Allocation - Growth Portfolio .....     785
           Putnam Asset Allocation - Balanced Portfolio ...   1,268
           Putnam Asset Allocation - Conservative Portfolio     366
           Putnam International Growth Fund ...............   1,647
           Putnam Money Market Fund .......................   2,090

The following table separately identifies those investments which represents 5 percent or more of the Plan's net assets at December 31, 2000 with comparable information for 1999:

(in thousands)                         December 31       December 31
                                          2000              1999
                                      ------------       -----------

Harsco Corporation Common Stock (1)   $ 65,027           $ 78,441

Vanguard Index Trust 500 Portfolio      28,126             32,954

Putnam Voyager Fund                     26,676             32,467

Putnam New Opportunities Fund           16,663             19,222

Putnam Money Market Fund                13,493             14,156

Participant loans                        9,532              9,365

Other                                   25,618             26,727
                                      --------           --------

                                      $185,135           $213,332
                                      ========           ========


(1) Harsco Corporation Common Stock includes $25,888 at December 31, 2000 and $31,091 at December 31, 1999 that is non-participant directed.


The following table summarizes the change in the non-participant directed portion of the Harsco Corporation Common Stock Fund:

Balance at January 1, 2000                      $ 31,091

Net depreciation in fair value                    (7,327)

Dividends                                            946

Contributions (net of forfeitures)                 3,670

Termination payments                              (1,513)

Transfers to participant directed investments       (979)
                                                --------

Balance at December 31, 2000                    $ 25,888
                                                ========

4.     Related-Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, and therefore, transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Stock Fund also qualify as party-in-interest transactions.

5.     Federal Income Taxes:

       The Company received a determination letter from the Internal Revenue Service on December 26, 2000, that the Plan, as amended January 6, 1999, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The determination also applies to the plan amendment that went into effect February 21, 2001.

                         HARSCO CORPORATION SAVINGS PLAN

            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 2000
                             (dollars in thousands)


      (a)                                              (b) & (c)                    (d)          (e)
     Party       Shares or                                                                    Current
  In Interest     Units         Identity of Issue and Description of Investment     Cost       Value
  -----------     -----         -----------------------------------------------     ----       -----

                                Common Stock:

       *         2,633,983         Harsco Corp. Common Stock,
                                   par value $1.25                                $53,370     $65,027
                                                                                 --------    --------
                       N/A      Participant Loans (1)                               9,532       9,532
                                                                                 --------    --------

                                Mutual Funds:

                   230,808         Vanguard Index Trust 500
                                   Portfolio                                       25,525      28,126

       *           220,778         Putnam Fund for Growth and Income                4,444       4,312

       *           325,662         Putnam Income Fund                               2,203       2,078

       *         1,144,908         Putnam Voyager Fund                             27,278      26,676

       *           284,261         Putnam New Opportunities Fund                   19,549      16,663

       *           243,276         Putnam Asset
                                   Allocation-Growth Portfolio                      3,256       2,669

       *           790,443         Putnam Asset
                                   Allocation-Balanced Portfolio                    9,524       8,553

       *           135,178         Putnam Asset
                                   Allocation-Conservative Portfolio                1,395       1,250

       *           272,840         Putnam International Growth Fund                 6,238       6,742

       *        13,493,047         Putnam Money Market Fund                        13,493      13,493
                                                                                 --------    --------

                                      Total Mutual Funds                          112,905     110,562
                                                                                 --------    --------

                       N/A      Cash                                                   14          14
                                                                                 --------    --------
                    Total Assets Held for Investment Purposes                    $175,821    $185,135
                                                                                 ========    ========


(1) Participant Loans range up to fifteen years to maturity and interest rates on these loans ranged from 7.25% to 10.5%.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 2000
                             (dollars in thousands)



      (a)                  (b)                                       (c), (d)
                                                                                      (e)
                                                                  Total Dollar
                                               Total Number of      Value of
  Identity of          Description              Purchases (P)      Purchases
 party involved          of Asset             and/or Sales (S)    and/or Sales   Lease Rental
 --------------          --------             ----------------    ------------   ------------

Harsco Corporation,    Harsco Common            (P)     747        $17,343            -
  plan sponsor           Stock Fund             (S)   1,126         13,714            -

Harsco Corporation,    Vanguard S&P             (P)     539          6,050            -
  plan sponsor           Index Fund             (S)     787          7,739            -

Harsco Corporation,    Putnam Voyager           (P)     561          8,716            -
  plan sponsor           Fund                   (S)     746          6,323            -

Harsco Corporation,    Putnam New               (P)     614         15,806            -
  plan sponsor           Opportunities Fund     (S)     733         10,012            -

Harsco Corporation,   Putnam Money              (P)     787         12,878            -
  plan sponsor           Market Fund            (S)     736         13,541            -

Harsco Corporation,    Loan Fund                (P)     441          5,864            -
  plan sponsor                                  (S)     352          5,697            -



      (a)                  (b)                    (f)        (g)              (h)             (i)

                                                                         Current Value
                                                                          of Asset on
  Identity of          Description                         Cost of       Transaction      Net Gain or
 party involved          of Asset              Expenses     Asset            Date            (Loss)
 --------------          --------              --------     -----        ------------     -----------

Harsco Corporation,    Harsco Common              -       $17,343        $17,343          $
  plan sponsor           Stock Fund               -        11,577         13,714             2,137

Harsco Corporation,    Vanguard S&P               -         6,050          6,050
  plan sponsor           Index Fund               -         6,702          7,739             1,037

Harsco Corporation,    Putnam Voyager             -         8,716          8,716
  plan sponsor           Fund                     -         5,230          6,323             1,093

Harsco Corporation,    Putnam New                 -        15,806         15,806
  plan sponsor           Opportunities Fund       -         9,048         10,012               964

Harsco Corporation,   Putnam Money                -        12,878         12,878
  plan sponsor           Market Fund              -        13,541         13,541                 -

Harsco Corporation,    Loan Fund                  -         5,864          5,864
  plan sponsor                                    -         5,697          5,697                 -

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            HARSCO CORPORATION SAVINGS PLAN





                            BY     /S/P. C. Coppock
                                   --------------------------------------
                                   P. C. Coppock
                                   Senior Vice President, Chief Administrative
                                    Officer, General Counsel and Secretary

June 26, 2001

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Post Effective Amendment No. 2 to the Registration Statement on Form S-8 (No. 33-5300) of Harsco Corporation of our report dated June 20, 2001 relating to the financial statements of the Harsco Corporation Savings Plan, which appears in this Form 11-K.

/S/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2001